Exhibit 12.1

United Therapeutics Corporation
Ratio of Earnings to Fixed Charges
(Unaudited)

	Nine Months Ended September 30,	Years Ended December 31,
(in thousands, except ratio)	2006	2005	2004	2003	2002	2001
Earnings (losses) from continuing operations before fixed charges	$25,433	$42,893	$13,209	$(11,526)	$(18,003)	$(46,939)
Fixed charges
Interest expenses, net of capitalized interest	$1	$29	$3	$112	$117	$173
Capitalized interest	—	—	—	—	—	—
Portion of rentals representative of interest factor	695	—	—	—	—	—
Total fixed charges	696	29	3	112	117	173
Ratio of earnings to fixed charges	36.54	1,479.07	4,403.00	—	—	—
Excess fixed charges over earnings	$—	$—	$—	$11,638	$18,120	$47,112

NOTE:  The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and related Notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations in United Therapeutics Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report on Form 10-Q for the period ended September 30, 2006.